CANADIAN PACIFIC RAILWAY LIMITED

7550 Ogden Dale Road S.E.,

Calgary, Alberta,

Canada, T2C 4X9

(403) 319-7000

November 1, 2021

VIA EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Canadian Pacific Railway Limited (the “Registrant”)
Registration Statement on Form F-4, as amended (File No. 333-259991)

Dear Sir or Madam:

With respect to the above-referenced registration statement filed on October 1, 2021, as amended by Amendment No. 1 filed on November 1, 2021 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement so that it is declared effective at 4:30 p.m. (EST), on November 3, 2021, or as soon as practicable thereafter.

Please contact the U.S. counsel to the Registrant, Francis J. Aquila at (212) 558-4048 or by email (aquilaf@sullcrom.com), C. Andrew Gerlach at (212) 558-4789 or by email (gerlacha@sullcrom.com) or Julia R. Kim at (212) 558-4352 or by email (kimju@sullcrom.com), as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Securities and Exchange Commission	Page 2

Yours truly, Canadian Pacific Railway Limited

/s/ Jeff Ellis
Name: Jeff Ellis Title: Chief Legal Officer and Corporate Secretary

cc:	Francis J. Aquila C. Andrew Gerlach Julia R. Kim (Sullivan & Cromwell LLP)